VIA ELECTRONIC AND HAND DELIVERY
February 6, 2006
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MedAire, Inc. Amendment No. 2 to Form 10 Filed on December 23, 2005 File No. 0-51555
Ladies and Gentlemen:
     This letter responds to Ms. Karen J. Garnett’s letter of January 9, 2006 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 2 to the Registration Statement on Form 10 of MedAire, Inc., a Nevada corporation (“MedAire” or the “Company”), filed on December 23, 2005 (“Amendment No. 2”). For your convenience, we have incorporated your letter into our response. To update Amendment No. 2 and to respond to the comments in Ms. Garnett’s letter, the Company is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”). A marked copy of Amendment No. 3 indicating changes from the originally filed Amendment No. 2 is also included with this letter for the Staff’s reference.
The Company’s Response to Staff Comments:
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Overview, page 17
1.	In the last paragraph on page 18, you state that you “paid MedCrew, LLC (49% owner) $1,000,000 and Joan Sullivan Garrett (5% owner) $102,041 in cash for services they had performed.” Please revise your disclosure to provide further detail on the services that were performed.

Securities and Exchange Commission
February 6, 2006

In response to the Staff’s comment, the Company has reviewed the disclosure with respect to the MedSpace transaction and acknowledges that it has been somewhat inconsistent with its explanation of this transaction. For purposes of clarification, please note the facts of the transaction as follows:
•	The Company paid an aggregate of approximately $387,000 to MedCrew, LLC (“MedCrew”) (the holder of 49% of the interest in MedSpace, Inc.) (“MedSpace”) and Joan Sullivan Garrett (the holder of 5% of the interest in MedSpace) to purchase their legal interests in MedSpace. The amount of repurchase is based on the book value of the assets acquired. The Company believes that MedSpace had no more value than the book value of its assets because it had no customers or suppliers, there is no manufacturing value to the inventory, the fair value of the fixed assets approximates book value, and the assembly process was significantly revised after the purchase.

•	The Company paid an aggregate of approximately $715,000 to MedCrew and Joan Sullivan Garrett to buy-out the management contract pursuant to which Ms. Sullivan Garrett and MedCrew were to provide certain management services to MedSpace and which, because the management services contemplated by such contract could be provided more efficiently by the Company once it owned 100% of the interest in MedSpace, would provide no future benefit to the Company after MedAire’s purchase of 100% of the interest in MedSpace. The Company considered this $715,000 payment to be compensation expense because it related to the termination of a contract for management services.
The Company has revised Amendment No. 2 at pages 19, 20, 46, 52 and F-33 of Amendment No. 3 to be consistent with the above explanation of the MedSpace transaction.
2.	On page 48, you state that in “December 2003 [you] paid [your] CEO and Chairman, Ms Joan Sullivan Garrett, $102,041 for her legal interest in MedSpace and to settle the management agreement.” On pages 42 and F-33, you state that you paid Ms. Garret $102,041 for her interest in MedSpace. However, in this section you state that you paid Ms. Garrett $102,041 for the services she performed. Please reconcile these disclosures.
In response to the Staff’s comment, the Company has revised the disclosure at pages 19, 20, 46, 52 and F-33 of Amendment No. 3 to indicate that of the approximately $102,000 paid to Ms. Sullivan Garrett, approximately $66,000 related to the termination of the management agreement and approximately $36,000 related to the acquisition of her 5% legal interest in the inventory and fixed assets of MedSpace.
Contractual Obligations, page 30
3.	We note your response to comment 6. Please revise your contractual obligations table to include the salary amounts and benefits payable upon termination without cause in addition to the compensation required to be paid through the terms of the agreements. We note that Mr. Lara’s agreement does not expire until 2007.
In response to the Staff’s comment, the Company has revised the contractual obligations table on page 32 of Amendment No. 3.

Securities and Exchange Commission
February 6, 2006

Risk Factors, page 30
A significant amount of our Common Stock is or may be controlled by individuals or voting blocks, and the interests of such individuals or voting blocks could conflict with those of the other shareholders, page 35
4.	On page 39, you state that you will “prepare and circulate consent resolutions for execution by shareholders that will elect a new slate of nine directors, six of whom shall be designees of Best Dynamic and three of whom shall be designees of Ms. Garrett, thus effecting a change of control of the Company.” Please revise this risk factor to note the risk of control over your business by a subsidiary of your competitor International SOS.
In response to the Staff’s comment, the Company has revised the above-referenced risk factor on page 37 of Amendment No. 3.
Security Ownership of Certain Beneficial owners and Management, page 37
5.	Please revise footnote (3) to clarify the relationship between Best Dynamic Services Limited and Bell Potter Nominees LTD. Also, please disclose in the footnote that Best Dynamic Services is a wholly-owned subsidiary of International SOS.
The Company has updated the beneficial ownership table on page 39 of Amendment No. 3 to list Best Dynamic Services Limited as the beneficial owner of more than 5% of the Company’s outstanding common stock, rather than Bell Potter Nominees Ltd., since the Company now knows, from Best Dynamic Services Limited’s Schedule 13D filing on December 27, 2005 (the “BDS Schedule 13D”), that Best Dynamic Services Limited holds approximately 22.7% of the Company’s outstanding common stock. The Company has also noted in footnote 4 to the beneficial ownership table that Best Dynamic Services Limited is a wholly-owned subsidiary of International SOS (EMEA) Holdings, N.V., as stated in the BDS Schedule 13D and an affiliate of International SOS Assistance, Inc., a company that competes with the Company in three markets.
Arrangements that May Result in a Change of Control of the Company, page 38
6.	Please revise the second bullet point on page 39 to explain the term “standstill” with respect to pending lawsuits. Disclose both the short-term and long-term effect of a standstill on pending and threatened matters.
In response to the Staff’s comment, on page 41 of Amendment No. 3, the Company has revised the referenced disclosure to provide further explanation of the effect of a standstill on the pending litigation matters.
7.	On page 39 you state that Ms. Garrett will continue as Chairman and be responsible for the representation and promotion of MedAire’s brand and assisting in formulating the strategic vision of MedAire, but without the day-to-day management responsibility. Please revise to note if she will retain her position as Chief Executive Officer.
In response to the Staff’s comment, the Company has revised the fourth bullet point on page 41 of Amendment No. 3 to indicate that Ms. Sullivan Garrett may not retain her position as Chief Executive Officer.

Securities and Exchange Commission
February 6, 2006

Executive Compensation, page 42
8.	Please update your Summary Compensation Table to reflect amounts paid in 2005.
In response to the Staff’s comment, the Company has updated the Summary Compensation Table on page 46 of Amendment No. 3.
9.	On page 48, you state that in December 2003 you paid Ms. Garrett $102,041 for her interest in MedSpace. In this section, you state that in 2004 you paid Ms. Garret $102,041 for her interest in MedSpace. Please advise us as to the reason for the discrepancy in the payment date or revise as necessary.
In response to the Staff’s comment, the Company has updated Amendment No. 2 at pages 19, 20, 46, 52, and F-33 of Amendment No. 3 to more clearly show the facts of the MedSpace transaction, and to explain that it accrued the MedSpace transaction at December 31, 2003 when the transaction was completed, but paid the $102,041 to Ms. Sullivan Garrett in January 2004, due to the holiday schedule.
Financial statements for the years ended December 31, 2004, 2003, and 2002 and the nine months ended September 30, 2005 and 2004, pages F-2 — F-34
Consolidated Statements of Cash Flows, page F-8
10.	We note your response to comment 14. We do not understand why you have concluded that the revisions to the 2003 cash flow statement should be considered a reclassification rather than a correction of an error. Please advise us or revise to label the revised 2003 statement of cash flows as “restated” and explain the restatement in a separate footnote. Please also explain the restatement related to the cash flow presentation of the MedSpace acquisition in the footnotes. Refer to APB 20 and SFAS 154.
In response to the Staff’s comment, the Company has reviewed the referenced guidance and has revised Amendment No. 2 at pages F-8, F-9, and F-11 of Amendment No. 3 to appropriately show the 2003 cash flow statement as “restated”, as well as to explain the restatement in note number 1 to the Company’s Financial Statements.
Note 7. Commitments and Contingencies, page F-19 — F-20
11.	We note your response to comment 16. We are still unclear how in July of 2003, which was within the allocation period referenced in SFAS 141, you were unable to reasonably estimate a fair value for the mining rights in light of the fact that you were able to sell these rights to a third party in November of 2003 and considering the significant portion of the purchase price allocated to goodwill. Additionally, we are still unclear whether the sale of the rights occurred within the allocation period referenced above. Please revise your financial statements to allocate the purchase price to these rights based upon their fair value or advise us.
In response to the Staff’s comment, the Company would like to further clarify the transaction and circumstances surrounding the transaction to further the Staffs’ understanding of the accounting treatment applied by the Company:

Securities and Exchange Commission
February 6, 2006

     At the date of the acquisition in January 2003, there was no value to the mining rights. This basis was established due to the fact that the mining rights were sold to a third party in February 2000 and in July 2003 after settlement of a lawsuit between Global Doctor and the purchaser, had reverted back to Global Doctor because the previous buyer could not make the mine commercially viable without incurring a substantial cost. The cash inflows would have been less than the cash outflows. In addition, Global Doctor was involved in a lawsuit in which the former buyer wanted Global Doctor to reimburse them for costs associated with their feasibility study. The mining rights were not considered a pre-acquisition contingency as it was the Company’s belief that the zero fair value was adequately supported by the third party potential buyer that returned the rights back to the Company.
     Subsequent to the purchase date, there was a change in the economic situation surrounding the value of iron ore. Due to an increase in iron ore commodity prices, the future expected cash inflows from the mining rights increased. This allowed the Company to find another buyer. However, a change in economic events occurring subsequent to the purchase date does not factor into the purchase price allocation (even if it is within the one year allocation period). The Company believes its approach is consistent with paragraph B179 of FAS 141, Business Combinations, when it considers the economic events occurring after the purchase to be reflected in income.
Note 9. Segment Reporting pages F-21 — F24
12.	We note your response to comment 18. We re-issue our previous comment. We are still unclear why you did not perform an impairment analysis on the long-lived assets of the Global Doctor segment in light of the possible sale of this segment and the pre-tax losses previously mentioned. The fact that goodwill was not impaired is not a sufficient reason for not performing an impairment analysis on the long lived assets. Reference is made to paragraph 8 of SFAS 144.
In response to the Staff’s comment, the Company would like to further clarify the transaction and circumstances surrounding the transaction to further the Staffs’ understanding of the accounting treatment applied by the Company:
     The goodwill impairment analysis performed at June 30, 2005, by a third-party, estimated a value to the stand-alone clinics of approximately $1,000,000, mining rights to be $500,000 and the Company’s ASX listing to be $500,000. The carrying value of the assets of the clinics without goodwill was less than $1,000,000. Based on this valuation, the Company believes that the fair value of the long-lived assets on the books (trademarks, software and fixed assets) related to the clinics exceeded their respective carrying values. Therefore, even if the Company were to fail the step one test of FAS 144 in respect to the clinics (the lowest level of identifiable cash flows) the Company believes there would be no impairment of the long-lived assets in the clinics because, based on the valuation, the fair values of those assets exceed their respective carrying values. The Company’s goodwill impairment analysis included all assets in the reporting unit. This includes the clinics, the mining rights and the ASX listing. The fair value of the entire reporting unit exceeded its carrying value at June 30, 2005, therefore there was no impairment of goodwill. The Company also performed goodwill impairment analysis on Decemer 31, 2003, October 31, 2004 (rolled forward to December 31, 2004), and is in process with the November 30, 2005 analysis (which will be rolled forward to December 31, 2005).

Securities and Exchange Commission
February 6, 2006

Note 14. Acquisitions and Dispositions, page F-29 — F31
13.	We note your response to comment 20. Please revise your disclosure to clearly identify the value of the stock options issued in conjunction with this acquisition. In addition, please disclose the grantees and terms of the options issued. Explain to us your basis for accounting for these options as additional purchase price rather than deferred compensation.
In response to the Staff’s comment, the Company has revised Amendment No. 2 at page F-31 and F-32 of Amendment No. 3 to clearly identify the value of the stock options issued as well as to disclose the general class of grantees and the terms of the options issued. The Company’s basis for accounting for these options as additional purchase price was that the Global Doctor stock options were 100% vested when replaced with 100% vested MedAire stock options at the date of the acquisition.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,

/s/ Christopher Stachowiak

Christopher Stachowiak